Exhibit 21

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
Union State Bancshares, Inc.	Missouri
Hawthorn Bank	Missouri
Jefferson City IHC, LLC	Missouri (limited liability company)
HB Reality, LLC.	Missouri (limited liability company)
Exchange National Statutory Trust I	Connecticut
Exchange National Statutory Trust II	Delaware
Hawthorn Real Estate, LLC	Missouri (limited liability company)
Hawthorn Risk Management, Inc.	Missouri